Contact

www.linkedin.com/in/ariane-valle-vb (LinkedIn)
www.vegetableandbutcher.com (Company)

Top Skills

Microsoft Office
Microsoft Excel
Microsoft Word

Languages

Tagalog

Ariane Valle

Co-founder @ Vegetable + Butcher
Washington, District of Columbia, United States

Summary

I'm always up to know good

Experience

Vegetable and Butcher

Co Founder + Customer Experience Officer
April 2016 - Present (9 years 1 month)
Washington D.C. Metro Area

Vegetable and Butcher is a subscription-based service that delivers chef designed, dietitian approved, thoughtfully prepared meals to health-conscious people.

http://www.vegetableandbutcher.com/

Amazing Businesses

Social Media Content Manager
September 2014 - July 2016 (1 year 11 months)
Washington, DC

• Develop, execute and maintain a comprehensive social media strategy that increases visibility, brand voice and traffic.
• Create engaging and original content that reflect the Amazing Businesses brand, including newsletters, blogs, ads and web page.
• Customize social media pages (ex. Facebook, Twitter, Google+, YouTube)
• Monitor comments, questions, and inquiries across all social media channels to ensure that the Amazing Businesses brand is optimizing a positive experience.
• Stay current with social media trends and tools.

Knightsbridge Restaurant Group

Assistant to Comptroller
April 2014 - September 2014 (6 months)
washington dc

• Assisted controller in the direction of the accounting functions of an organization

• Assisted in monthly closings, account reconciliations

• Liaisoning with accounting software, systems vendors, consultants and sales points

Education

Penn State University

Bachelor's degree, Communication and Media Studies · (2018 - 2020)